OceanTech Acquisitions I Corp.

515 Madison Avenue

8th Floor – Suite 8133

New York, NY 10022

May 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes

Theresa Brillant

Donald Field

Lilyanna Peyser

Re:	OceanTech Acquisitions I Corp.

Registration Statement on Form S-1
File No. 333-255151
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, OceanTech Acquisitions I Corp., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (Registration No. 333-255151) be accelerated so that the registration statement may become effective at 5:00 p.m., Eastern time, on Thursday, May 27, 2021, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., confirming this request. The Registrant hereby authorizes Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

Please call Jeffrey Schultz (212-692-6732) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours,

OCEANTECH ACQUISITIONS I CORP.

/s/ Joseph Adir
Joseph Adir
Chief Executive Officer

cc:	Securities and Exchange Commission

Blaise Rhodes

Theresa Brillant

Donald Field

Lilyanna Peyser

OceanTech Acquisitions I Corp.

Joseph Adir

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch

Jeffrey P. Schultz

Melissa V. Frayer

Jeffrey D. Cohan

Ellenoff Grossman & Schole LLP

Barry I. Grossman

Jeffrey W. Rubin